Exhibit 99.4

CA Technologies Agrees to Acquire Rally Software

In the document below, CA’s Chief Executive Officer Mike Gregoire and CA’s Chief Financial Officer Rich Beckert will share the strategic rationale, transaction details and financial expectations from today’s announced definitive agreement to acquire Rally Software Development Corporation.

These prepared comments were made as of Wednesday, May 27th and is effective as of today’s date and will not be updated. All content is the property of CA Technologies and is protected by US and international copyright law and may not be reproduced without the express written consent of CA Technologies.

Embedded in this document are non-GAAP financial measures. Reconciliation to the most directly comparable GAAP financial measures are included in form 8K. Details regarding today’s announcement will be available on CA’s Investor Relations website at ca.com/invest. In addition, this document contains forward-looking statements subject to risks and uncertainties and actual results could differ materially from these forward-looking statements. Please refer to our SEC filings for a detailed discussion of potential risks.

Mike Gregoire:

Today, CA Technologies signed a definitive agreement to acquire Rally Software Development Corporation for approximately $480 million in cash. We are very excited to welcome Rally’s employees to CA Technologies. The transaction has been unanimously approved by both Board of Directors, and is expected to close in the fiscal Q2 timeframe.

We view today’s announcement as a strategically compelling combination that strengthens CA’s ability to take advantage of the disruption software is creating to traditional business models in today’s “application economy”. With applications driving every facet of business, the need to quickly develop high quality code that provides immediate return on investment is driving the adoption of agile development. The sentiment in corporate boardrooms is that (1) every business is in the software business, and (2) all companies must become adept at developing applications or perish. At CA we fundamentally believe the fastest businesses to convert ideas to software to loyal users will own the future.

This conviction is shared by Rally, whose award-winning cloud-based agile development software is fundamentally changing development techniques, from older methodologies. Companies have been using Rally’s software to improve time-to-market, reduce development costs and produce higher quality code that better meets customers’ expectations. As a Rally customer, we know first-hand the power and scalability of the company’s cloud based platform. Leveraging Rally’s tools, first within our infrastructure management business unit and now expanding the use of those tools across our enterprise, CA has been able to successfully adopt the scaled agile framework and meaningfully improved our development organization. Together we will provide greater value to our customers and make the most demanding enterprises to be truly agile.

Rally is the industry leader and its cloud based platform was built from the ground up. It can scale from the team level to enterprise wide. This differentiates and positions Rally extremely well in the emerging Agile ALM industry. It also offers CA enormous opportunities to cross-sell Rally’s technology to our large platinum accounts.

Taking a closer look at the market opportunity, we approximate the Agile ALM market, a sub-segment of the larger Application Life-Cycle Management Market, to be approximately $6 billion, growing in the mid to high single digits. Market intelligence firm IDC anticipates the Agile ALM market to benefit from industry tailwinds and grow at a 39% CAGR to an estimated $1.1 billion opportunity in 2017. 1 We strongly believe that the need to quickly develop high quality code is only accelerating, and there is room for impressive growth in this nascent industry.

Rally is natural fit for CA. On product, Rally’s SaaS-based technology aligns strategically to CA’s DevOps and Management Cloud portfolios. Rally’s technology is highly complementary to CA’s PPM solutions and the company’s developer focused tools can be a significant anchor point that strengthens CA’s existing DevOps leadership. With less than five percent customer overlap in our platinum accounts, Rally’s best of breed technology and unmatched scalability provides ample opportunity to cross-sell into these strategically important accounts, as well as cross-sell our solutions into their install base. Rally also provides CA with a seasoned sales force, experienced transformational consultants, agile coaches and freemium go-to-market model that is laser focused on developers.

To briefly summarize, we believe there are incredible synergies between the two companies. Together, our portfolio of solutions will improve the ability of an enterprise to sense and respond to changes quickly and confidently. I am very excited about the enormous opportunity in front of us.

Rich Beckert:

The comments below will focus on a brief summary of the transaction details and financial expectations.

First, the transaction summary. Both companies’ Board of Directors have unanimously approved this transaction and we anticipate the all-cash transaction to close in the fiscal Q2 timeframe pending shareholder and regulatory approvals. We anticipate the enterprise value at close to be approximately $480 million, which equates to $19.50 per share and is a 43% premium to yesterday’s closing price. We will be funding the transaction from our very healthy operating cash flow and flexibility offered by our strong balance sheet. Recall at the conclusion of Q4 we ended with $2.8 billion of cash and $1.3 billion of total debt.

Turning to guidance. While we will provide official guidance upon closing, assuming a fiscal Q2 close we are providing headlights on the financial impact from the transaction. Versus our prior Fiscal 2016 guidance, we anticipate Rally to add between one to two percentage points of revenue. We expect the transaction to be modestly dilutive to both operating margins and diluted earnings per share. We anticipate GAAP operating margin to be negatively impacted by two percentage points and Non-GAAP operating margin to be negatively impacted by one percentage point versus prior guidance. We do not anticipate a material impact to our cash flow from operations.

In closing, we are very excited about this transaction and look forward to officially bringing the Rally team on-board later this year. As Mike previously highlighted, the combination of Rally’s technological leadership position and the numerous synergies between the two companies positions CA for success.

[1]	IDC’s Worldwide Agile Application Life-Cycle Management Software 2014–2017 Forecast and 2012 Vendor Shares: Quick Access Drives Adoption and Business Agility, May 2014

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication (such as statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “targets” and similar expressions relating to the future) constitute “forward-looking statements” that are based upon the beliefs of, and assumptions made by, CA’s management, as well as information currently available to CA’s management. These forward-looking statements reflect CA’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the risk that an insufficient number of Rally’s stockholders tender into the tender offer; the risk that regulatory approvals required for the acquisition are not obtained or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the acquisition are not satisfied; potential adverse reactions or changes to customer, supplier, partner or employee relationships, including those resulting from the announcement or completion of the acquisition; uncertainties as to the timing of the acquisition; competitive responses to the proposed acquisition; response by activist stockholders to the acquisition; uncertainty of the expected financial performance of CA following completion of the proposed transaction; the ability to successfully integrate Rally’s operations and employees in a timely manner; the ability to realize anticipated synergies, cost savings and operational efficiencies; unexpected costs, charges or expenses resulting from the acquisition; litigation relating to the acquisition; the inability to retain key personnel; any changes in general economic and/or industry specific conditions; and other factors described more fully in CA’s filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties occur, or should CA’s assumptions prove incorrect, actual results may vary materially from those described herein as believed, planned, anticipated, expected, estimated, targeted or similarly expressed in a forward-looking manner. CA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Notice to Investors of Rally Software Development Corp.

The tender offer for the outstanding shares of Rally Software Development Corp. described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Rally Software Development Corp. pursuant to the tender offer by Merger Sub or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by CA and Merger Sub. In addition, Rally Software Development Corp. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Rally Software Development Corp.’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Merger Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Rally Software Development Corp.’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.